Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 o: 212.999.5800 f: 212.999.5801

April 13, 2022

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Todd Schiffman
Sandra Hunter Berkheimer
John Spitz
Amit Pande

Re:	Aquaron Acquisition Corp.
Amendment to Draft Registration Statement on Form S-1
Submitted March 16, 2022
CIK No. 0001861063

Ladies and Gentlemen:

On behalf of our client, Aquaron Acquisition Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated March 25, 2022, relating to the above-referenced Amendment to Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amended S-1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on March 16, 2022), all page references herein correspond to the page of Amended S-1.

Amendment No. 6 to Draft Registration Statement on Form S-1

General

1.	We note that a majority of your officers and directors are located in China. Please provide a separate section in the Prospectus Summary, Summary Risk Factors and Risk Factors relating to enforceability of civil liabilities which discusses:

●	An investor's ability to effect service of process within the United States on directors and officers in China;
●	An investor's ability to enforce judgments obtained in U.S. courts against such directors and officers based upon the civil liability provisions of the U.S. Federal securities laws;
●	An investor's ability to enforce, in China, judgments of U.S. courts based upon the civil liability provisions of the U.S. Federal securities laws; and
●	An investor's ability to bring an original action in a Chinese court to enforce liabilities against directors and officers based upon the U.S. Federal securities laws.

If you provide this disclosure based on an opinion of counsel, name counsel in the prospectus and file as an exhibit to the registration statement a signed consent of counsel to the use of its name and opinion

In response to the Staff’s comment, the Company has added the corresponding disclosure on pages 6, 30 and 70 of the Amended S-1. The added corresponding disclosure is based on the management’s knowledge and understanding of the current PRC laws, rules, regulations and local market practices and the management did not retain PRC legal expert for purpose of this offering.

Cover Page

2.	Please discuss the Accelerating Holding Foreign Companies Accountable Act on the Cover Page and in the Summary section. We note the discussion in the first paragraph on page 68.

In response to the Staff’s comment, the Company has added the corresponding disclosure on the Cover Page and page 6 of the Amended S-1.

3.	In the fourth paragraph of the second Cover Page and the final section on page 8, discuss whether there are any restrictions on the transfer of cash between Chinese subsidiaries in the event that you complete a business combination in China.

In response to the Staff’s comment, the Company has added the corresponding disclosure on Cover Page, pages 5 and 10 of the Amended S-1.

4.	Given the risks of doing business in the PRC, please revise the cover page to disclose that as a result of a majority of your executive officers and directors being located in or having significant ties to China, it may make you a less attractive partner to target companies outside the PRC than a non-PRC related SPAC. As a result, it could make it more likely for you to consummate a business combination with a company located in the PRC.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on the Cover Page of the Amended S-1.

Potential Approvals from the PRC Governmental Authorities for this Offering or a Business Combination, page 6

5.	In each subsection, indicate how you reached your conclusions or beliefs and whether you relied on the advice of counsel. If so, please name counsel and file a consent of counsel as an exhibit.

The conclusions in each subsection are based on the management’s knowledge and understanding of the current PRC laws, rules, regulations and local market practices and the management did not retain PRC legal expert for purpose of this offering. In response to the Staff’s comments, the Company has revised the corresponding disclosure on pages 7, 8 and 65 of the Amended S-1 accordingly.

Please direct any questions regarding the Company’s responses or the Amended S-1 to me at (212) 497-7747.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Sally Yin
Sally Yin

cc:	Jie Weng, Aquaron Acquisition Corp.
Chris F. Fennell, Wilson Sonsini Goodrich & Rosati, P.C.